Mail Stop 4561

May 18, 2010

William R. Hughes
Executive Vice President, General
Counsel and Secretary
TIBCO Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

> **Re: TIBCO Software Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **File No. 000-26579**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief